MCMURDO LAW GROUP, LLC Matthew C. McMurdo | 917 318 2865 | matt@nannaronelaw.com	3RD Floor 1185 Avenue of the Americas New York, NY 10036

October 26, 2018

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:Joseph Kempf, Senior Staff Accountant

Carlos Pacho, Senior Assistant Chief Accountant

Joshua Shainess, Attorney-Adviser

Celeste M. Murphy, Legal Branch Chief

Re: OneLife Technologies Corp.

Amendment No.1 to Form 10-KT

Filed October 18, 2018

File No. 000-55910

Dear Ms. Murphy:

OneLife Technologies Corp. (the “Company” or “OLMM”) would like to respond to your recent letter addressed to Robert Wagner, President of the Company, dated October 22, 2018 (the “SEC Letter”).  We have concurrently filed an Amendment No. 2 to the Form 10-KT (the “10-KT/A”) in response to the SEC Letter.  This response letter, along with the 10-KT/A, addresses the comments in the SEC Letter. The following numbered responses correspond to the comment numbers in the SEC Letter.

Amendment No. 1 to Form 10-KT

The Products, page 7

1. We note your response to comment 2. Please revise your disclosure to clearly convey the development stage of each of your products. For example, expand your discussion of the Sensation to describe the steps the company must take to receive certification from your partners. Similarly, with respect to statements in your response letter that you "plan to sell" products through distribution channels that you are putting in place, your disclosure should explain where you stand in the process for each product.

We have revised the disclosure in the 10-KT/A to clearly state the development stage of the Company’s products, to include the steps of FCC product testing, PTCRB product testing and AT&T network certification and where the Company is situated regarding the distribution of the products, which will be initiated once network certification is achieved, as of December 31, 2017. Further updates will be included in the Company’s upcoming quarterly report on Form 10-Q.

Matthew McMurdo, Esq.

NEW YORK

Strategy for Growth, page 11

2. Disclose here and in your plan of operation section any uncertainty that your planned acquisition of Yinuo will not be consummated and address the impact to the company should the acquisition not close.

We cannot guarantee with certainty at this time that the planned acquisition of Yinuo will take place.  Auditing work must be finished. The auditing of a Chinese company is time-consuming and costly. The Company has limited resources.  Currently, the financial statements cover U.S. activity only.  As such, should the acquisition of Yinuo not occur, or occur later than planned, it will have no effect on the financial statements in the 10-KT/A. Furthermore, should the planned acquisition of Yinuo not take place or occur later than planned, it would have no impact on the product offering of the Company due to the Yinuo asset purchase, dated August 23, 2018.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation, page 16

3. We note your response to comment 9 and your disclosure that the acquisition of Yinuo will likely have a material impact on the company. We reissue our comment in part. Pursuant to Instruction 3 to Item 303(a) of Regulation S-K, include descriptions and amounts reflecting the expected impact of this planned acquisition on your future operations. Similarly, address your commitments to Yinuo as required by Item (303)(a)(2) of Regulation S-K.

OLMM has acquired 100% of Yinuo’s intellectual property for the Company’s wearable products.  As such, the “material impact” has been realized in that OLMM now owns all of the intellectual property which the Company’s current products are based on. An additional impact on the Company will be the streamlining of the communications between OLMM’s management and the engineers currently employed by Yinuo. However, such benefit should not have a material impact on the Company’s financial statements. Our commitments to Yinuo’s shareholder is to issue 40 million of our common shares, of which 26,500,000 have already been issued pursuant to the Yinuo Asset Purchase Agreement dated August 23, 2018, and pay $500,000 for the acquisition of Yinuo. We have added disclosure to the 10-KT/A in the Plan of Operation section regarding the above.

Intangible Assets, page 17

4. You disclose on page 12 that you own 100% of current and future intellectual property developed by Yinuo Technologies. However, your disclosure in the notes to the financial statements indicates that you may only have a 50% ownership interest. Revise to clarify.

On August 23, 2018, the Company acquired the remaining interest for 100% ownership of the current and future intellectual property developed by Yinuo Technologies. Our financial statements for the year ended December 31, 2017 were issued on June 25, 2018 when the Company only owned 50% of the current and future intellectual property of Yinuo. The financial statements have not been updated for any events subsequent to the issuance date.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Matthew McMurdo

Matthew McMurdo, Esq.

cc:Robert Wagner, President

OneLife Technologies Corp.

Matthew McMurdo, Esq.

NEW YORK